Mail Stop 4561
                                                           April 20, 2018


Alex Mardikian
Chief Executive Officer
OBITX, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

       Re:    OBITX, Inc.
              Amendment No. 1 to Registration Statement on Form S-1 Filed March 23, 2018
              File No. 333-222978

Dear Mr. Mardikian:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2018 letter.

General

1. Your revised disclosure in response to prior comment 15 states that your services to the digital asset industry "included marketing and advertising, corporate structuring, and business processes." We note mCig's press releases, dated January 17, 2018, and
       January 24, 2018, reporting that the consulting arm of OBITX, ICOmethod LLC, assists customers with their initial coin offerings. Please expand your disclosure to include a materially complete discussion of the services that you provide, including through
       ICOmethod and to your principal customer, Render Payment, LLC.

2. Your disclosure indicates that Render Payment, LLC owes you payment for the
       $1,250,000 in services that were rendered to the digital asset industry during the three months ended October, 31, 2017. We note that, according to a published white paper and
 Alex Mardikian
OBITX, Inc.
April 20, 2018
Page 2

       other third-party reports, Render Payment issued its RPM ERC20 tokens to service providers and investors pursuant to an initial coin offering. While we note your response to prior comment 15 that you have not yet received any cryptocurrencies as payment for services, please disclose whether you intend to receive payment from Render Payment in the form of such tokens or other digital assets.

3. In response to prior comment 18, you advise that you do not intend to mine for digital assets or cryptocurrencies at this time. We note, however, that mCig's January 17, 2018 press release reports that your latest ventures "include crypto mining projects" and that you have "secured a location and [have been] buying hardware to start projects immediately, based on current tests and data." Please revise or advise.

4. On page ii-1, you disclose that you have not sold any securities that were not registered under the Securities Act. We note, however, your disclosure in Note 10 to the financial statements on page F-14 indicates that you have issued unregistered securities since inception. Please disclose the information required by Item 701 of Regulation S-K, including the exemption from registration that was claimed.

5. We note your response to prior comment 10. We identified two remaining references to a date of inception other than March 30, one on page 12 (April 3) and one on page F-6
       (March 13). Please revise accordingly.

Cover Page

6. In response to prior comment 3, you revised your disclosure to indicate that the selling shareholders will sell their shares in a range of $0.55 - $1.00 until your common stock has been accepted for quotation on the OTCBB, OTCQX, or OTCQB. We note, however, that your common stock has not yet been accepted for quotation on any of these
       markets, as you state on page 3 that an application will be filed "within 90 days of the distribution." Please disclose the fixed price at which selling shareholders are offering their securities pursuant to Item 501(b)(3) of Regulation S-K. We note that you may provide a price range in a prospectus supplement or post-effective amendment once your common stock has been accepted for quotation on one of these markets and that selling shareholders may sell at prevailing market prices or privately negotiated prices once quotation of your common stock begins.

Business, page 39

7. We note that you generated substantially all your revenue from one customer for the period ended October 31, 2017, and that related party transactions represented all your revenue during such period. Please disclose this information here and address the inherent risk posed by such dependence in a risk factor. Refer to Item 101(h)(4)(vi) of
       Regulation S-K. File your contract with Render Payment as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.
 Alex Mardikian
OBITX, Inc.
April 20, 2018
Page 3

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 46

8. We note your response to prior comment 24. In your narrative discussion of Operating
       Expenses for the three-month period ended October 31 here and of Gross Profit and
       Operating Expenses for the nine-month period ended October 31 on page 48, it appears you did not adjust the total amounts, and related percentage to total revenue, to appropriately adjust for depreciation and amortization expenses. Please revise accordingly.

Liquidity and Capital Resources, page 48

9. Please disclose the current rate at which you use funds in your operations and state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources. To the extent that you have funds to operate for less than one year, disclose the minimum additional capital expected to be necessary to fund planned operations for a 12-month period. In light of your intention to accept payment for services rendered to the digital assets industry in the form of digital assets or cryptocurrencies, you should address any known trends or uncertainties that are reasonably likely to result in a material change in your liquidity. In this regard, we note your revised disclosure in response to prior comment 8 that "[t]hese digital assets may be highly volatile and [you] may not be able to convert them into FIAT, thereby restricting the value and use of the digital assets." Refer to Item 303(a)(1) of Regulation S-K.

Management, page 49

10. We note that based on the website of KrypNetwork, Mr. Mardikian appears to be serving as the Chief Marketing Officer of such company. Please disclose this in the filing and indicate in an appropriate place in the filing the number of hours per week that he devotes to your operations. Please also provide a risk factor that addresses limitations on the time and attention that he is able to devote to the company, any potential conflicts of interest faced by him as a result of such activity, and any procedures for addressing potential conflicts of interest.

Security Ownership of Certain Beneficial Owners and Management, page 51

11. Your beneficial ownership table generally accounts for the shares of common stock underlying the shares of Series A Preferred Stock held by mCig in calculating the amount and percentage of the outstanding common stock beneficially owned by the other identified shareholders. Those shares, however, should not be deemed outstanding with respect to any other shareholder. Please revise, and identify the natural person or entity that has voting or investment power with respect to the shares of common stock held by
       APO Holdings, LLC. Refer to Instruction 1 to Item 403 of Regulation S-K and Rule 13d-
 Alex Mardikian
OBITX, Inc.
April 20, 2018
Page 4

       3 of the Securities Exchange Act. Further, please revise to separately disclose the beneficial ownership of the outstanding shares of Series A Preferred Stock pursuant to
       Item 403(a) of Regulation S-K.


        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-
3735.

                                                           Sincerely,

                                                           /s/ Jan Woo

                                                           Jan Woo
                                                           Legal Branch Chief
                                                           Office of
Information
                                                           Technologies and
Services

cc:    Thomas G. Amon
       Law Office of Thomas G. Amon